SKADDEN, ARPS, SLATE, MEAGHER & FLOM

AFFILIATE OFFICES
PARTNERS	世達國際律師事務所
CHRISTOPHER W. BETTS		BOSTON
WILL H. CAI ^	42/F, EDINBURGH TOWER, THE LANDMARK	CHICAGO
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	HOUSTON
ANDREW L. FOSTER *		LOS ANGELES
BRADLEY A. KLEIN (ILLINOIS) ~		NEW YORK
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	PALO ALTO
EDWARD H.P. LAM ◆*	FAX: (852) 3740-4727	WASHINGTON, D.C.
HAIPING LI *	www.skadden.com	WILMINGTON
RORY MCALPINE ◆
CLIVE W. ROUGH ◆
JONATHAN B. STONE *		BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
◆ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
~ (ALSO ADMITTED IN ILLINOIS)		LONDON
* (ALSO ADMITTED IN NEW YORK)		MOSCOW
MUNICH
PARIS
SÃO PAULO
REGISTERED FOREIGN LAWYERS		SEOUL
Z. JULIE GAO (CALIFORNIA)		SHANGHAI
SINGAPORE
TOKYO
TORONTO

September 7, 2018

Confidential

Mail Stop 3561

Ms. Mara L. Ransom, Assistant Director

Mr. Parhaum J. Hamidi, Special Counsel

Ms. Jennifer López, Staff Attorney

Mr. Scott Stringer, Staff Accountant

Ms. Robyn Manuel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Meili Inc. (CIK No. 0001743971)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on August 1, 2018

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, Meili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 29, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 1, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

September 7, 2018

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated August 29, 2018, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2018 and comparable financial information for the same period in 2017, and (ii) other information and data to reflect recent developments.

Comments in Letter Dated August 29, 2018

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of such written communication on a confidential, supplemental basis.

Prospectus Summary, page 1

2.	Please revise to clarify whether you commissioned the April 2018 survey conducted by iResearch that you first reference on page 3, and supplementally provide us with that survey.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement. In response to the Staff’s comment, the Company has supplementally submitted under separate cover a summary of the survey.

U.S. Securities and Exchange Commission

September 7, 2018

3.	Please include in this section a statement concerning the enforceability of civil liabilities against foreign persons.

In response to the Staff’s comment, the Company has revised page 6 of the Revised Draft Registration Statement.

Our Challenges, page 3

4.	Please add a brief description of any risks involved with investing in your ADSs.

In response to the Staff’s comment, the Company has revised page 4 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

5.

Since investors will be investing in a holding company that does not directly own its operations in China, please make this fact clear in your prospectus summary. It must be clear that the business you are describing is not the registrant’s business but is the business of your variable interest entities. Please also disclose in this section the fact that the shareholders of your VIEs may have interests that conflict with you, as you state on page 36.

In response to the Staff’s comment, the Company has revised page 4 of the Revised Draft Registration Statement.

6.

Please briefly disclose the significant restrictions on payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries and VIEs are distributable as cash dividends to you. We note the related disclosure on pages 37, 88 and 117.

In response to the Staff’s comment, the Company has revised page 4 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

September 7, 2018

Corporate Information, page 6

7.	Please clarify the status of your main website, as the address listed in this section appears to not be operational.

The Company respectfully advises the Staff that the Company’s main website was previously under maintenance. The website is now fully operational.

Conventions that Apply to this Prospectus, page 6

8.	We note your definition of GMV on page 6. Please tell us your consideration of expanding your definition to address your inclusion or exclusion of discounts, returns, and shipping fees.

The Company respectfully advises the Staff that buyers on the Company’s platform are not charged for shipping fees in addition to the listed price of a product. Merchants may include certain shipping fees in their listed price. If included, then such shipping fees are included in the Company’s calculation of GMV. The Company respectfully advises the Staff that the Company calculates GMV based on the abovementioned listed price of orders placed on its platform without taking into consideration any discounts on the listed price, and the Company does not take into account whether an ordered product is ultimately returned or not. The Company has revised page 7 of the Revised Draft Registration Statement to include the above clarification.

9.

Your definition of the term “mobile MAUs” on page 7 clarifies that, “[i]f a mobile device accesses two different mobile apps or two different Mini Programs of ours over the course of a calendar month, it would, under this methodology, be counted as two mobile MAUs.” Please revise your definition of “active buyers” on page 6 to clarify whether you use this same methodology for your calculation of that metric, and make similar clarifications where you discuss “average user time” on pages 2 and 95.

In response to the Staff’s comment, the Company has revised pages 2, 6 and 102 of the Revised Draft Registration Statement.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult . . . , page 15

10.	You state here that you “have a limited operating history across some of [y]our business lines.” Please revise to identify the business lines to which this disclosure refers.

In response to the Staff’s comment, the Company has revised page 15 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

September 7, 2018

If we fail to obtain and maintain the licenses . . . , page 21

11.	Please define the term “EDI license,” upon first use.

In response to the Staff’s comment, the Company has revised page 21 of the Revised Draft Registration Statement.

Our business and operating results may be harmed by service disruptions . . . , page 23

12.

You state here that your “technology, system, [and] networks . . . have been subject to . . . cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches . . . .” Please revise to discuss here any material cybersecurity attacks or breaches you have experienced, and quantify the related costs you have incurred and reasonably expect to incur here or elsewhere as appropriate. Alternatively, please confirm to us that you have not experienced any material cybersecurity attacks or breaches.

The Company hereby confirms to the Staff that the Company has not experienced any material cybersecurity attacks or breaches in the past.

We rely on third-party payment service providers . . . ., page 27

13.

Please revise your Business section to provide additional disclosure about the third-party online payment service providers with which you cooperate, including whether you are dependent upon any particular provider or providers for such services. Refer to Item 4.a of Form F-1 and Item 4.B.6 of Form 20-F. To the extent material, provide additional disclosure about the terms of any cooperation agreements with these providers.

In response to the Staff’s comment, the Company has revised page 111 of the Revised Draft Registration Statement.

Risks Related to Our ADSs and This Offering

We will incur increased costs ..., page 52

14.

Please revise your disclosure to also state that as a result of your election to take advantage of the extended transition period for new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised page 52 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

September 7, 2018

Capitalization, page 58

15.

Please tell us your consideration of either revising the pro forma as adjusted capitalization table to reflect the conversion of the 157,047,506 Series C-3 Preferred Shares issued in July 2018 and the exercise of 87,990,491 stock options in June 2018 or adding a footnote to the table that explains any material subsequent events that are not reflected in the actual, pro forma or pro forma as adjusted capitalization tables, such as the conversion of the 157,047,506 Series C-3 Preferred Shares issued in July 2018 and the exercise of 87,990,491 stock options in June 2018.

The Company respectfully advises the Staff that the date of the capitalization table has been updated to as of June 30, 2018. As a result of such date, the actual column of the capitalization table already reflects the exercise of 87,990,491 stock options in June 2018. The Company also advises the Staff that the Company expects to further update the date of the capitalization table to as of September 30, 2018 prior to the distribution of preliminary prospectus with estimated price range to potential investors, after which the updated information on the conversion of the 157,047,506 Series C-3 preferred shares issued in July 2018 would have been reflected in the actual column of the then capitalization table. The Company has updated pages 58 and 59 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis

Key Factors Affecting Our Results of Operations, page 74

16.

In your disclosure on page 73, you identify “[y]our ability to expand [y]our user base, in particular [y]our active buyers, and strengthen [y]our user engagement” as a factor that directly affects your results of operations. You also include metrics such as “active buyers” and “mobile MAUs” in various locations throughout your prospectus. Please expand your MD&A disclosure to present these metrics and discuss any material trends in these and any other important metrics you use to track user, buyer, and merchant acquisition, engagement, and retention. Refer to Item 4.a of Form F-1 and Item 5.D of Form 20-F. For guidance, refer to Section III.B of SEC Release 338350.

In response to the Staff’s comment, the Company has revised pages 76 and 83 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that except for the trends already disclosed in the Revised Draft Registration Statement, there are no other material trends that the Company is aware of with respect to these metrics.

U.S. Securities and Exchange Commission

September 7, 2018

Key Components of Results of Operations

Revenues, page 75

17.	Please revise your discussion of commission revenues to include the range of commission percentages that you may charge. Please refer to Item 4.a of Form F-1 and Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has revised page 77 of the Revised Draft Registration Statement.

Results of Operations

Year ended March 31, 2018 compared to year ended March 31, 2017, page 79

18.

We note the 12.3% decrease in revenues in the year ended March 31, 2018, which was due to a 35.6% decrease in marketing service revenues, partially offset by increases in commission revenues and other revenues. Please disclose whether and to what extent you expect these trends to be indicative of future operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K and related Instructions.

The Company has revised page 19 of the Revised Draft Registration Statement.

19.

Based on your disclosures in note 1(c) to the financial statements, we note that revenues of consolidated VIEs decreased significantly during the year ended March 31, 2018 relative to the year ended March 31, 2017. Please tell us your consideration of explaining this change and similar to the preceding comment, whether and to what extent you expect this trend to be indicative of future operating results.

The Company respectfully advises the Staff that the Company migrated the operation of some business from the consolidated VIEs to its wholly-owned subsidiaries in the PRC in order to minimize any risks associated with its VIE corporate structure. The Company respectfully advises the Staff that for such reason, the revenue contribution of the consolidated VIEs has decreased significantly during the year ended March 31, 2018 compared to the year ended March 31, 2017. The Company also respectfully advises the Staff that the Company plans to continue to implement this strategy and thus anticipates that the decreasing trend of the revenue contribution of the consolidated VIEs to be indicative of future operating results.

U.S. Securities and Exchange Commission

September 7, 2018

Costs and expenses, page 80

20.

Throughout your discussion of costs and expenses you often identify more than one factor underlying the changes in your results without quantifying the impact of each factor. Please quantify, to the extent practical, the impact of each material factor identified. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960.

In response to the Staff’s comment, the Company has revised pages 83 and 84 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 82

21.

We note you disclose that 46% of your cash and cash equivalents were held in China and denominated in the Renminbi. Please expand your disclosure to include material amounts of cash and cash equivalents and short-term investments disaggregated by currency denomination in each jurisdiction in which your affiliated entities are domiciled.

In response to the Staff’s comment, the Company has revised page 86 of the Revised Draft Registration Statement.

Critical Accounting Policies, page 84

22.

Given the significance of goodwill in your domestic business reporting unit and the qualitative considerations that the Group has suffered from accumulated losses and operating cash flow deficits, please tell us your consideration of providing critical accounting policy disclosure related to goodwill impairment testing with the objective of ensuring that investors are provided with information that allows for an assessment of the probability of a future material impairment charge. In particular, it appears the following disclosures might be warranted:

(a)	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

(b)	The amount of goodwill allocated to the reporting unit;

(c)	A description of the methods and key assumptions used and how the key assumptions were determined; A discussion of the degree of uncertainty associated with the key assumptions.

U.S. Securities and Exchange Commission

September 7, 2018

The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

(d)	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff’s comment, the Company has revised pages 90 and 91 of the Revised Draft Registration Statement.

Business

How is Meili Different?

Unique content-driven approach to online shopping, page 96

23.

You state here that the “combination of content with readily available products is highly effective in driving transactions.” You also state on page 99 that “[y]our live video broadcast function has . . . proven to be an effective means of promoting products to [y]our key user demographics,” and that you “have established a proven approach to producing popular, original, short-form videos.” You further state on page 100 that you have “a proven track record of launching simple and fun social features and other marketing campaigns that have developed into viral internet memes,” and you characterize your professionally produced content as “highly popular” on page 102. Please revise to substantiate these claims or to clarify that they represent management’s belief.

In response to the Staff’s comment, the Company has revised pages 103, 105, 109, 110 and 112 of the Revised Draft Registration Statement.

Our Online Platform, page 97

24.	Please revise to quantify, if material, the degree to which “[a]n increasing number of [y]our users have been accessing [y]our mobile platform through Mini Programs,” as you state on page 98.

In response to the Staff’s comment, the Company has revised page 105 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

September 7, 2018

Our Users

Fashion Influencers, page 98

25.

We note your disclosure here that your fashion influencers directly earn commissions from your merchants and brand partners. We also note your discussion of “cooperative agreements” with opinion leaders in this section, as well as your earlier reference to “cooperative relationships” with content creators in the risk factor disclosure on page 18. Please revise the disclosure in this section to clarify whether you also pay opinion leaders and content creators pursuant to your cooperative arrangements with them.

In response to the Staff’s comment, the Company has revised page 107 of the Revised Draft Registration Statement.

Integration with Social Network Platforms, page 100

26.

You state here that your platform is “seamlessly integrated with the functions of major social network platforms in China in order to enable [y]our users to make purchases as part of their social activities.” Please revise to quantify here the proportion of your buyer traffic that you source from social networks generally and from Weixin, specifically. Please provide similar disclosure in the risk factor discussing your use of social networks on page 20. Please also explain in greater detail the “mini-programs” within Weixin to which you refer throughout the prospectus and tell us whether the manner in which a buyer accesses your platform affects the way in which you derive revenues.

The Company respectfully advises the Staff that due to the nature of the Company’s business model, which has created a vibrant and dynamic community in and of itself, it is impracticable for the Company to accurately bifurcate and quantify the buyer traffic generated organically by its platform versus that through social networks. Buyer behavior under a variety of circumstances can make it difficult to identify the actual source of buyer traffic and a buyer’s path to making a purchase on our platform may involve both in-app activities, as well as usage of tools and services on social networks and associated access points. For example, a buyer may choose to visit the Mogujie mobile app or Mini Program on Weixin directly, and a buyer who reviews product information promoted or shared on social networks from fashion influencers may choose to visit the Mogujie mobile app or Mini Program independently before making purchases therein. In addition, it is not uncommon for buyers who access the Company’s platform through social networks to ultimately decide not to purchase the product that initially interested them. They may then continue to browse and purchase another product on the platform, look for the same product on another platform or look for other products under similar categories on our platform. These scenarios, although not exhaustive, demonstrate the complexity and difficulty of accurately measuring and categorizing buyer traffic and the proportion of buyer traffic that the Company sources organically through its platform versus that through social networks, including Weixin. The Company believes that total buyer traffic that was attracted to its platform and the GMV of transactions completed on its platform are more meaningful and accurate indicators of the Company’s business performance, and thus focuses on the GMV as a whole and the seamless user experience provided across different access points in managing its daily operations.

U.S. Securities and Exchange Commission

September 7, 2018

The Company respectfully advises the Staff that a substantial majority of the products offered by its merchants on its platform are identical regardless of whether the products are offered through the Company’s mobile apps, websites or Mini Programs. The features of the Company’s Mini Programs on Weixin and its mobile apps are very similar, and the method by which the Company generates its revenue is fundamentally the same irrespective of access channel. However, the Company also respectfully advises the Staff that the Company may strategically and temporarily waive certain commission it charges to merchants in order to promote certain new business initiatives.

Accordingly, in response to the Staff’s comment, the Company has revised pages 20 and 106 of the Revised Draft Registration Statement.

Intellectual Property, page 105

27.

We note your disclosure here that you own one registered patent. Please revise to specify the nature and duration of this patent and to describe the extent to which your business depends on it, or confirm to us that the patent is not material to your business. Refer to Item 4.a of Form F-1 and Item 4.B.6 of Form 20-F.

The Company respectfully advises the Staff that the registered patent relates to a CAPTCHA method, a type of challenge–response test used in computing to determine whether or not the user is human. This patent has a duration of 20 years and will be valid through to May 16, 2033. The Company hereby confirms to the Staff that the patent is not material to the Company. In response to the Staff’s comment, the Company has revised page 115 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

September 7, 2018

Related Party Transactions

Business Cooperation Agreement and Transactions with Tencent, page 133

28.

Please expand the disclosure here to specify the material terms of your strategic cooperation framework agreement with Tencent. Refer to Item 4.a of Form F-1 and Item 7.B. of Form 20-F. Please also revise your disclosure throughout the prospectus, including the prospectus summary, to more clearly disclose your relationship with Tencent and the extent to which you are dependent upon Tencent platforms to conduct your business, or tell us why you do not believe such disclosure is required. In this regard, we note that you derive user traffic from Weixin, Weixin Pay, and QQ Wallet, that you utilize Tencent’s payment platform to settle transactions on your website, and that you rely on Tencent Cloud to store your data.

In response to the Staff’s comment, the Company has revised page 144 of the Revised Draft Registration Statement to expand the disclosure with respect to the Business Cooperation Agreement with Tencent and has revised pages 1 and 102 of the Revised Draft Registration Statement with respect to its relationship with Tencent.

With the newly-added revisions mentioned above in the Revised Draft Registration Statement, the Company respectfully advises the Staff that the Company has made the relevant disclosure in various places with respect to its relationship with Tencent, including Tencent’s status as a principal shareholder of the Company, the services and functions provided by Tencent platforms to the Company, and the Business Cooperation Agreement between the Company and Tencent. The Company does not believe that it is dependent upon Tencent platforms to conduct its business primarily for the following reasons:

1.

The Company’s platform primarily features the Mogujie mobile app, and to a lesser extent the Meilishuo mobile app as well as the Mogujie.com and Meilishuo.com websites, all of which the Company operates independently and are distinct from the Mini Programs. Users can access the Company’s platform, browse products and make purchases directly through such mobile apps and websites without using any Tencent social networks;

2.

The social network landscape and user preferences may continue to rapidly evolve over time. As the Company continues to expand its business, the Company will continue to collaborate with other popular social networks in China outside the Tencent platforms in order to further enhance and enrich the social features of the Company’s platform;

3.	In addition to Weixin Pay and QQ Wallet, buyers can also select Alipay to make payments and settle transactions conveniently on the Company’s platform; and

U.S. Securities and Exchange Commission

September 7, 2018

4.	There are a number of other large-scale cloud service providers in China besides Tencent Cloud, which are viable options in the event the Company wants to switch its cloud service provider.

In light of the above reasons, the Company believes that additional disclosure with respect to the Company relationship with Tencent is not required.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 153

29.

We note your disclosures on page 154 that each party to the deposit agreement “irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or [y]our company related to [y]our shares, the ADSs or the deposit agreement,” and on page 156 indicating that shareholders may be subject to arbitration on all matters related to the deposit agreement. Please revise to clarify whether these provisions apply to claims made under the federal securities laws.

The Company respectfully advises the Staff that the Company has not selected the depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. Accordingly, the Company acknowledges the Staff’s comments No. 29 and will address this comment in a future amendment to the Revised Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Index to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2 Summary of Significant Accounting Policies

(gg) Segment reporting, page F-23

30.	Please tell us your consideration of whether the terminated operations of the cross-border business reporting unit should be classified as discontinued operations pursuant to ASC 205-20.

The Company respectfully advises the Staff that the Company does not consider the terminated operations of the cross-border business reporting unit should be classified as discontinued operations pursuant to ASC 205-20 . In reaching such conclusion, the Company has evaluated whether such termination constituted a discontinued operation by assessing qualitatively and quantitatively, whether a strategic shift occurred, according to the guidance under ASC 205-20.

U.S. Securities and Exchange Commission

September 7, 2018

The cross-border business was acquired by the Company in January 2016 and was terminated in December 2016. The history of the cross-border business segment within the Group was therefore very short and the operation of the cross-border business has not become scalable before its termination. In addition, because both the cross-border business and the domestic business have similar business substance, before and after the termination of the cross-border business, the Company’s business remains operating online platforms that allows people to transact with merchants for fashion products. The purpose of the termination of the cross-border business is to sharpen the Company’s focus on its current business model, and to a lesser extent, the operating conditions of the business, instead of a shift of the Company’s strategy. Therefore, the Company does not believe such termination constituted a strategic shift of the Company’s business from a qualitative perspective.

Moreover, for the year ended March 31, 2017, the revenues and the operating loss of the cross-border business reporting unit were 0.1% and 6.1% of the total consolidated revenues and total consolidated operating loss of the Company, respectively. Also, as of December 31, 2016, the termination date, the total assets of the cross-border business reporting unit were only 0.4% of the total consolidated assets of the Company. All of the aforementioned percentages are far below the threshold examples illustrated in the ASC 205-20 with respects to the strategic shifts that have or will have a major effect on a reporting entity’s operations and financial results, such as 15% of total revenues, 20% of total assets, 15% of net income, etc. Therefore, the Company does not consider the termination constituted a strategic shift that had any major effect on the Company’s operations and financial results from a quantitative perspective.

Based on above analysis, the Company concluded that the terminated operations of the cross-border business reporting unit should not to be classified as discontinued operations as per ASC 205-20.

(hh) Recent accounting pronouncements, page F-23

31.

We note your disclosure that you will adopt the guidance in ASU 2016-01 in the year ended March 31, 2021 and interim periods in the year ended March 31, 2022. We would expect your adoption date, using the emerging growth company accommodation, to be the same as the required adoption date for non-public entities and this does not appear to be the case. Please revise or otherwise advise.

In response to the Staff’s comment, the Company has revised page F-24 of the Revised Draft Registration Statement to revise the adoption date.

U.S. Securities and Exchange Commission

September 7, 2018

11 Investments, page F-33

Equity Method Investment, page F-34

32.

Please tell us in more detail the basis in GAAP for the recognition of a RMB158,627 gain on the contribution of an assembled workforce in exchange for the equity interest in JM Weshop. In determining the proper accounting, please tell us how you considered the substantial continuing involvement in the transferred assets and that the usual risks and rewards of ownership of the assets hadn’t been fully transferred. Tell us any alternative accounting guidance that was considered along with the reasons these alternatives were deemed not applicable. In responding to the comment, please be sure to address your consideration of deferring all or part of the gain. Please also provide support for your determination that the assembled workforce that was transferred constitutes a business.

The Company respectfully advises the Staff that the Company has considered the following aspects in determining the accounting of this investment:

1.

The Company has significant influence over JM Weshop (Cayman) Inc. (“JM Weshop”) with 40% ownership of common stock equity interest of JM Weshop on a fully diluted basis, given that the Company has one out of three board seats and decisions in significant activities essential to the operation of JM Weshop require the consent of the Company. Therefore, the Company applies equity method to account for its investment in JM Weshop, and a gain shall be recognized for the excess of the fair value of the ownership interest received over the carrying value of the assembled workforce contributed by the Company.

2.

Secondly, the Company has considered that the assembled workforce contributed by the Company constitutes a business in accordance with ASU 2017-01. As the organized workforce has profound industry and operational experience and also brings resources and access to customers which would bring value to JM Weshop as well as to the other shareholder, the Company determined that the fair value of its contribution to JM Weshop was not concentrated in a single asset or group of similar assets that could be identified. The employees contributed are originally from different levels and departments of the Company, and they have necessary skills, technical knowledge, and industry experience to perform the processes to deliver services and create outputs. Therefore, they form an organized workforce as discussed in ASC 805-10-55-5D. The employees also bring with them intellectual properties, resources and access to customers based on their prior working experience with the Company. Those intellectual properties, resources and customer relationships form inputs that the organized workforce could develop into outputs. This is further evidenced by the fact that JM Weshop started to generate revenue shortly after the transferring of employees was completed by the Company. Therefore, the Company concluded that the employees contributed by the Company and the inputs brought in by those employees to JM Weshop met the business definition.

U.S. Securities and Exchange Commission

September 7, 2018

Further, the Company had lost control over that business when it was transferred to JM Weshop, because the Company does not have a financial controlling interest over JM Weshop and all the employment contracts of the contributed employees with the Company were terminated and the new employment contracts with JM Weshop were entered into with effective of the contribution. After the contribution, JM Weshop bears the payroll costs of these employees and the services fees charged at market rates by the Company for its technology services provided to JM Weshop. As such, the Company’s continuing involvement in JM Weshop (equity method investment and technology service arrangement) does not provide the Company with a controlling financial interest in JM Weshop.

As the Company applies equity method to account for its investment in JM Weshop and its contribution of an assembled workforce met business definition, pursuant to ASC 810-10-40-5, the Company recognized a gain measured as the difference between the fair value of the equity interest acquired, i.e. RMB159 million, and the minimal carrying amount of the contributed assembled workforce on the Company’s book.

3.	The Company also considered alternative treatments under other guidance that might be applicable.

The Company considered if the transferred workforce were considered as an asset, whether all or part of the gain would be deferred. If the transferred workforce were considered as a non-financial asset, pursuant to ASC 610-20-32-4, the Company would measure the equity method investment at fair value in accordance with the guidance in ASC 606-10-32-21 through 32-24, given the Company early adopted ASC 606 for all the periods presented. As such, pursuant to ASC 610-20-32-2, the Company would have recognized the gain in the amount for the difference between the fair value of the equity method investment and the carrying amount of the assets contributed.

U.S. Securities and Exchange Commission

September 7, 2018

Based on the above assessments, the Company concluded that it is most appropriate to recognize a full gain upon losing control over the transferred business.

17 Ordinary Shares

Class C Ordinary Shares, page F-43

33.

We note your discussion here regarding Class C Ordinary Shares which entitle their beneficial owner to thirty votes for each Class C Ordinary Share. We also note that any ordinary shares beneficially owned by Chen Qi will be automatically converted into Class C Ordinary Shares on a 1:1 basis upon commencement of such beneficial ownership, and that any Class C Ordinary Shares shall be automatically converted into Class A Ordinary Shares once Mr. Qi ceases to beneficially own those shares. Please provide disclosure discussing the disparate voting power and influence held by Mr. Qi through his beneficial ownership of Class C Ordinary Shares and their automatic conversion terms in your prospectus summary and description of share capital, and also revise your prospectus cover page, selling shareholder table and the risk factor on page 47 regarding disparate voting rights, accordingly.

The Company respectfully advises the Staff that the Company will adopt new memorandum and articles of association that will become effective immediately prior to the consummation of this offering (the “Post-IPO Articles”), and that the dual-class voting structure to be included in the Post-IPO Articles is still being discussed. The Company undertakes to the Staff that it will make such changes regarding the disparate voting rights as proposed by the Staff in the comments above at the prescribed sections of the prospectus in due course, prior to the distribution of the preliminary prospectus with an estimated price range to potential investors, once the Post-IPO Articles have been adopted by the board of directors and shareholders of the Company.

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U.S. Securities and Exchange Commission

September 7, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, Meili Inc.

Helen Ting Wu, Chief Financial Officer, Meili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP